Room 4561

March 7, 2007

Mr. Charles Liang
President and Chief Executive Officer
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, California 95131

Re: **Super Micro Computer, Inc.**
　　　Amendment No. 3 to Registration Statement on Form S-1 filed February 27, 2007
　　　File No. 333-138370

Dear Mr. Liang:

　　　We have reviewed your amended filing and response letter and have the following comment.

Amendment No. 3 to Registration Statement on Form S-1

Exhibit 5.1

1.　　We note counsel's opinion speaks to the validity of the shares of Super Micro being registered with your registration statement upon their issuance by Super Micro. We note, however, that the shares being registered for resale on behalf of selling stockholders have already been issued. Accordingly, please revise to provide an opinion that speaks to the validity of these outstanding shares.

*　　　*　　　*　　　*

　　　As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Peter M. Astiz, Esq.
        Thomas M. French, Esq.
        Bradley J. Gersich, Esq.
        DLA Piper US LLP
        2000 University Avenue
        East Palo Alto, California 94303
        Telephone: (650) 833-2000
        Facsimile: (650) 833-2001